Filed Pursuant to Rule 424(B)(5)
Registration No. 333-197876

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT

SUBJECT TO COMPLETION, DATED JANUARY 26, 2015

PROSPECTUS SUPPLEMENT

(To prospectus dated August 20, 2014)

$12,500,000

CTPartners Executive Search Inc.

$             per share

We are offering $12,500,000 of shares of our common stock to be sold in this offering. Our common stock is listed on the NYSE MKT under the symbol “CTP.” On January 23, 2015, the last reported sale price for our common stock was $7.55 per share.

See “Risk Factors” beginning on page S-12 to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to CTPartners	$	$
(1)	In addition to the underwriting discount, we have agreed to pay up to $100,000 of the fees and expenses of the underwriter in connection with this offering. See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriter an option for a period of 30 days to purchase up to an additional              shares of our common stock (15% of the shares of common stock we are offering) to cover over-allotments, if any. If the underwriter exercises the option in full, the total public offering price will be $14,375,000, the total underwriting discounts and commissions will be $        , and the total proceeds, before expenses, to CTPartners will be $        .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Craig-Hallum Capital Group

The date of this prospectus supplement is                     , 2015.

Prospectus Supplement

Prospectus

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in or incorporated by reference into this prospectus supplement is current only as of the date of the applicable document containing such information.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

For convenience in this prospectus supplement, “CTPartners,” “we,” “us,” and “our” refer to CTPartners Executive Search Inc. and its subsidiaries, taken as a whole, unless otherwise noted.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering and certain other matters relating to us and our business. The second part, the accompanying prospectus, contains a description of our common stock and certain other information.

The information contained in this prospectus supplement may add, update or change information contained in the accompanying prospectus or in documents that we file or have filed with the Securities and Exchange Commission (“SEC”). To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or documents incorporated by reference that were filed before the date of this prospectus supplement, the information in this prospectus supplement supersedes such information.

SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus supplement. It does not contain all the information you should consider before investing in shares of our common stock. Before deciding to invest in shares of our common stock, you should carefully read this entire prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference, including the “Risk Factors” beginning on page S-12 of this prospectus supplement, our consolidated financial statements and the related notes, and other information that is incorporated by reference in this prospectus supplement.

Business Summary

We are a leading provider of retained executive search services to clients on a global basis. As of January 21, 2015, we have 159 search consultants and provide services through 44 offices in 24 countries throughout the Americas, Europe, the Middle East, Asia and Australia. We help our clients build stronger leadership teams by facilitating the recruitment and hiring of “C-level” (chief executive officers, chief financial officers, chief legal officers, chief marketing officers and chief human resource officers) executives, other senior executives and board members. Our retained executive search services focus on successfully making placements for our clients in a timely manner. We use a proprietary search process and proprietary technology and communication tools to successfully execute our retained searches. In 2013 and the nine months ended September 30, 2014, we were engaged to perform 1,395 and 1,351 searches, respectively. We generated consolidated net revenue of $130.3 million, an operating loss of $2.7 million, and adjusted operating income (as defined in the reconciliation of non-GAAP measures) of $3.2 million in 2013. For the nine months ended September 30, 2014, we generated consolidated net revenue of $130.4 million, operating income of $7.7 million, and adjusted operating income of $9.6 million.

We believe that our proven and proprietary retained executive search process, SearchSigma, differentiates us from our peers. SearchSigma was developed based on analyzing three years of detailed client surveys. In our analysis, we identified the common criteria and timetables our clients expect from a successful search. We then developed a proprietary search process to respond accordingly. Based on our findings, we structured SearchSigma as a workflow process with six distinct segments and milestones, at 48 hours, 7 days, 14 days, 40 days, 75 days and 100 days, designed to complete a successful placement within 100 days of our engagement. SearchSigma also enables our executive search consultants and our clients to actively monitor the status of each search and make adjustments to the search process as necessary. Our focus on the SearchSigma process enhances our ability to successfully and expeditiously identify and place candidates with our clients within our stated goal of 100 days from our engagement.

We believe that a high level of communication and process transparency with our clients is very important to their level of satisfaction and to the ultimate success of our searches. The cornerstone of our client communication is our proprietary system, ClientNet®. Through ClientNet®, our clients can access password-protected information over the internet to check the status of their search engagements. Another important element of our transparency and accountability is the audit that we offer to conduct at the 40-day milestone. This key process step is executed by one of our executive search consultants who is not otherwise involved in a particular search. This executive search consultant contacts the client to assess the progress of the search and to gather client feedback along with any suggested refinements to the process. We have found the 40-day audit process to be very helpful in ensuring that a search is tracking as planned and that any necessary adjustments are made early in the process.

Our organizational structure is designed to provide high quality, industry-focused executive search services to our clients worldwide. Our executive search consultants are dedicated to specific industry verticals and are leading experts in their given sectors. We believe that industry specialization enables us to better understand our clients’ cultures, operations, business strategies and industries. Our six industry practice groups are financial services, professional services, life sciences, technology/media/telecom, consumer/retail and industrial. The relative sizes of these industry practice groups, as measured by the percentage of net revenue for the nine months ended September 30, 2014 and the number of executive search consultants as of September 30, 2014, are as follows:

Industry Practice Group	Percentage of Net Revenue	Number of Executive Search Consultants
Financial services	28.3%	48
Professional services	18.4%	25
Life sciences	17.6%	19
Technology/media/telecom	12.8%	21
Consumer/retail	11.7%	14
Industrial	11.2%	15

We believe that our global presence enables us to more effectively serve our clients who have operations throughout the world. We leverage our industry specialization with local geographic knowledge and contacts to provide clients with comprehensive executive search services. We have offices in ten U.S. cities and in 23 countries outside the U.S. Our non-U.S. offices are in Australia, Austria, Brazil, Bulgaria, Czech Republic, Chile, China, Colombia, France, Germany, Hungary, India, Mexico, New Zealand, Panama, Peru, Romania, Russia, Singapore, Switzerland, the United Arab Emirates, the United Kingdom and Venezuela. In 2013, we placed candidates in 509 U.S. searches and 522 non-U.S. searches. In the nine months ended September 30, 2014, we placed candidates in 421 U.S. searches and in 568 non-U.S searches.

Historically, we have been successful in both adding new clients and generating repeat business from existing clients. We believe that our disciplined adherence to our proprietary search process has enabled us to develop a strong and loyal client base. Over the past three years, approximately 75% of our retained search engagements came from clients who had previously used our services.

Our Industry

The executive search business is highly fragmented, consisting of several large global firms and several thousand smaller firms that are generally focused on a specific geographic region or on a specific vertical sector. We believe our most direct competition comes from the following five global retained executive search firms: Egon Zehnder International, Heidrick & Struggles International (NASDAQ: HSII), Korn/Ferry International (NYSE: KFY), Russell Reynolds Associates, Inc. and Spencer Stuart.

Executive search firms are generally separated into two broad categories: retained search firms and contingency search firms. Retained search firms generally operate on an exclusive basis for a specific search and are compensated for their services regardless of whether they are successful in placing a candidate with the client. Retained executive search firms typically focus on “C-level” and other senior level executive and board of director positions, and the fee for such services is typically 33% of the first year total cash compensation for the position being filled. The fee for a retained executive search is typically paid in three installments. Contingency executive search firms are generally not hired on an exclusive basis and are only compensated upon placing a recommended candidate, and the fee for such services is typically 25% of the first year base salary of the position being filled.

Our Key Competitive Strengths

We believe our key competitive strengths are:

•	Intense Focus on the Timely and Successful Completion of Searches. Our performance-based business philosophy and incentive compensation structure is designed to focus our executive search consultants and other employees on successfully making the placements for which we are retained within our stated goal of 100 days from our engagement. We believe this is a very important factor in satisfying our clients that in turn enables us to win follow-on business from these clients and further establish our reputation to win business from new clients.

•	Highly Disciplined, Milestone-Driven Approach to Executing Searches. We rigorously and consistently apply a detailed workflow process, which we call SearchSigma, to each of our searches. We believe the six distinct segments and milestones—at 48 hours, 7 days, 14 days, 40 days, 75 days and 100 days—enhances our ability to successfully and expeditiously identify and place candidates for our clients.

•	An Industry Leader in Utilizing Key Performance Metrics to Manage Our Business. We actively track and publish the performance metrics (placement success rate, average days to placement and stick rate) which are critically important to clients, and we have these results examined annually by an independent registered public accounting firm. Placement success rate is the percentage of total retained executive searches that result in a placement and for the nine months ended September 30, 2014 was 87%. Average days to placement is the average number of days from our engagement on a search project to the date of acceptance by the candidate and for the nine month period ending September 30, 2014 was 136 days. Stick rate is the percentage of candidates placed and still employed by the client company in the same, similar or elevated position during the first 18 months. As of September 30, 2014, our stick rate was 88%. We believe that our clients value having such data and that the availability of this data enhances our ability to both satisfy clients and win new engagements.

•	High Level of Transparency and Accountability with Clients. We believe that a high level of communication and process transparency with our clients is very important to our clients’ level of satisfaction and to the ultimate success of our searches. Through ClientNet®, our proprietary client communication system, and the audit that we offer to conduct at the 40-day milestone for each search, our clients have the ability to actively monitor and participate in their search engagements in a way not offered by any significant competitor.

•	Global Firm with Deep Domain Expertise. Our approach has been to build out deep domain expertise in specific industry verticals. This enables us to quickly understand our clients’ businesses and talent needs and identify relevant candidates. Furthermore, given our focus on retained executive search and the resulting contact network we have developed, we often have one-call access to the most qualified candidates. With offices throughout the Americas, Europe, the Middle East, Asia and Australia and practice groups focused on financial services, professional services, life sciences, technology/media/telecom, consumer/retail and industrial, we are well positioned to serve our clients’ global businesses and talent needs throughout the world and in a variety of industries.

•	Organization and Incentives Structured to Drive Collaboration and Best Outcomes for the Client. Our compensation structure and one-firm culture motivates our executive search consultants to source the team they believe is best-suited for each situation and drives them to deliver results for the client. We believe this creates a strong team culture, with all members of the team aligned with the goal of quickly making a successful placement.

•

Successful Track Record of Acquiring and Integrating Businesses. We have a well-defined strategy for identifying, evaluating and integrating acquisitions that we believe differentiates us from many of our competitors. We seek acquisitions of complementary search businesses in order to strengthen our global footprint and industry expertise. Since the beginning of 2012, we have acquired search businesses with locations in Latin America, France, Mexico, the United Kingdom, Australia, Austria, Germany and Eastern Europe. Of which, two search businesses based in Australia and an executive search and leadership consulting firm with operations in Germany, Austria, Switzerland and certain other countries in Eastern Europe, were acquired in 2014.

Our Growth Strategy

Our goal is to strengthen our position as a leading provider of retained executive search services through the following strategies:

•	Continue to Make Strategic Acquisitions and Transformational Hires. While we continue to focus on organic growth in revenue and profitability, we intend to continue to seek out acquisitions of complementary search businesses in order to strengthen our global footprint and deepen our industry expertise. Additionally, we plan to hire new executive search consultants as demand for our services continues to grow and as we identify talent in the marketplace.

•	Continue to Increase our Penetration of Existing Clients. Reflecting a high level of satisfaction with our performance, our clients have rewarded us with a high level of repeat business. Over the past three years, approximately 75% of our retained executive search engagements came from clients who had previously used our services. Many of these clients are large, global companies that are continually seeking to add talented senior executives to their management teams. We have a significant opportunity to continue to expand our relationships with these clients.

•	Expand Global Presence. Our firm has significant geographic reach, providing services through offices in 24 countries. Driven by the locations of both clients and recruiting talent, we intend to open additional offices around the world, expanding our global footprint and enhancing our market presence and our execution capabilities. Since the beginning of 2012, we have completed seven separate acquisitions of search business based outside the U.S.

Recent Developments

We are in the process of finalizing our results for the quarter and fiscal year ended December 31, 2014.

Based on currently available information, we estimate that, for the fourth quarter:

•	Net revenue will be approximately $42 million, compared to $34.3 million in the prior year’s fourth quarter;

•	Net loss attributable to the Company will be in the range of $0.3 million to $0.6 million (or $0.04 to $0.08 per common share), compared to net income attributable to the Company of $0.1 million (or $0.02 per common share) in the prior year’s fourth quarter; and

•	Adjusted net income will be in the range of $0.5 million to $0.6 million (or $0.06 to $0.08 per common share), compared to $0.9 million (or $0.12 per common share) in the prior year’s fourth quarter.

For the full year, we estimate that:

•	Net revenue will be approximately $172 million, compared to $130.3 million in 2013;

•	Net income attributable to the Company will be in the range of $4.0 million to $4.2 million (or $0.53 to $0.56 per common share), compared to net loss attributable to the Company of $1.6 million (or $0.23 per common share) in 2013; and

•	Adjusted net income will be in the range of $6.2 million to $6.4 million (or $0.82 to $0.85 per common share), compared to $1.8 million (or $0.24 per common share) in 2013.

This unaudited preliminary financial information for the quarter and fiscal year ended December 31, 2014 is based upon our estimates and subject to completion of our financial closing procedures. Moreover, these data have been prepared solely on the basis of currently available information by, and are the responsibility of, management. This preliminary financial information is not a comprehensive statement of our financial results for this period, and our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments, completion of the audit of our financial statements and other developments that may arise between now and the time the audit of our financial statements is completed. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control.

Adjusted net income is a non-GAAP measure. Refer to “Summary Consolidated Financial Data” in this prospectus supplement for a definition of Adjusted net income, a discussion of our use of non-GAAP measures and a reconciliation of our estimated Adjusted net income to our estimated net income/(loss) for the quarter and fiscal year ended December 31, 2014.

Risks and Challenges That We Face

We have recently received unfavorable publicity regarding a complaint submitted to the Equal Employment Opportunity Commission (the “EEOC”) by a former employee and withdrew an announced public equity offering in December 2014. In addition, we announced preliminary fourth quarter earnings on January 21, 2015 that fell short of our guidance. Our stock price has declined significantly and we are aware of at least one law firm that has announced it is investigating whether we violated securities laws. While we do not believe the EEOC claim has merit or that we have violated securities laws, unfavorable publicity could harm our professional reputation and brand name and litigation could be costly and divert management attention. Therefore, we cannot provide assurance that these events and any additional legal claims or unfavorable publicity would not adversely affect our stock price or business or relationships with our executive search consultants or clients. If we cannot attract and retain qualified executive search consultants, our business, financial condition and results of operation will suffer. If we fail to maintain our professional reputation and brand name, client demand for our services could decline.

Our business is subject to numerous other risks and challenges, as discussed more fully in the section entitled “Risk Factors” immediately following this prospectus supplement summary. In particular, we are likely to require additional financing to fund our business and pursue the growth strategy described in this prospectus supplement, and there can be no assurance we will be able to raise adequate financing on acceptable terms or at all. To the extent our clients delay or reduce hiring senior executives due to an economic downturn or economic uncertainty, our results of operations will be adversely affected. If we lose the services of one or more members of our senior management team or if we fail to limit departing executive search consultants from moving business and other executive search consultants to another employer, our business could be negatively impacted. Before you invest in our common stock, you should carefully consider all of the information included in or incorporated by reference into this prospectus supplement, including matters set forth under the heading “Risk Factors.”

Our Corporate Information

Our principal executive offices are located at 1166 Avenue of the Americas, 3rd Floor, New York, New York 10036 and our telephone number is (212) 588-3500. Our corporate website address is www.ctnet.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus supplement or the accompanying prospectus, and you should not consider it part of this prospectus supplement or the accompanying prospectus.

The Offering

Issuer	CTPartners Executive Search Inc.

Common stock offered by us	$12,500,000 of shares of common stock

Common stock to be outstanding immediately after this offering	shares

Option to purchase additional shares	We have granted an option to the underwriter to purchase up to an additional shares of common stock (15% of the number of shares of common stock offered by us) within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

Use of proceeds	Assuming the sale of the $12.5 million of shares offered hereby, we estimate that we will receive proceeds of approximately $11.3 million from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the net proceeds from this offering for working capital and general corporate purposes. See “Use of Proceeds.”

Dividend policy	We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to declare or pay any cash dividends on our common stock in the foreseeable future.

Risk factors	An investment in our common stock involves a high degree of risk. You should read and consider the information set forth under the heading “Risk Factors” beginning on page S-12 and all other information included in this prospectus supplement and the accompanying prospectus before deciding to invest in our common stock.

NYSE MKT symbol	“CTP”

The number of shares of our common stock that will be outstanding after this offering is based upon 7,270,297 shares outstanding as of January 21, 2015. This number does not include, as of such date:

•	213,557 shares of common stock issuable upon the vesting of restricted stock units outstanding;

•	287,733 shares of common stock issuable upon the exercise of stock options outstanding, which options had a weighted average exercise price of $6.55 per share; or

•	168,863 shares of common stock that are reserved for future grants, awards or sale under our 2010 Equity Incentive Plan.

Unless otherwise indicated, the information in this prospectus supplement reflects and assumes no exercise by the underwriter of its option to purchase additional shares of common stock from us to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary consolidated statement of income for each of the fiscal years ended December 31, 2013 and 2012, and for the nine months ended September 30, 2014 and 2013, and our summary consolidated balance sheet data as of September 30, 2014. The summary consolidated statement of income data for fiscal years 2013 and 2012 are derived from our audited consolidated financial statements incorporated by reference into this prospectus supplement from our Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The summary consolidated statement of income data for the nine months ended September 30, 2014 and 2013, and our summary consolidated balance sheet data as of September 30, 2014, have been derived from our unaudited consolidated financial statements incorporated by reference into this prospectus supplement from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such data. Our historical results do not necessarily indicate results that may be expected for any future period. You should read these tables along with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes incorporated by reference into this prospectus supplement from both our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

Summary Consolidated Statement of Income Data:

	Year Ended December 31,		Nine Months Ended September 30,
	2013	2012	2014	2013
			(Unaudited)
	(in thousands except share and per share amounts)
Revenue
Net revenue	$130,278	$128,382	$130,422	$95,959
Reimbursable expenses	4,002	4,534	3,458	3,030

Total revenue	134,280	132,916	133,880	98,989
Operating expenses
Compensation and benefits	100,553	105,732	95,700	74,974
General and administrative	31,985	27,503	26,594	23,502
Reimbursable expenses	4,448	4,785	3,881	3,332

Total Operating Expenses	136,986	138,020	126,175	101,808

Operating income/(loss)	(2,706)	(5,104)	7,705	(2,819)
Interest expense, net	(179)	(160)	(140)	(156)

Income/(Loss) before income taxes	(2,885)	(5,264)	7,565	(2,975)
Income tax (expense)/benefit	1,115	1,680	(2,913)	1,120

Net income/(loss)	(1,770)	(3,584)	4,652	(1,855)
Net (income)/loss attributable to redeemable noncontrolling interest	138	—	(89)	98

Net income/(loss) attributable to the Company	$(1,632)	$(3,584)	$4,563	$(1,757)

Summary Consolidated Balance Sheet Data:

As of September 30, 2014
(in thousands, except share and per share amounts)
(Unaudited)
Cash	$7,199
Total assets	$91,234
Long-term liabilities	$4,002
Total liabilities	$67,161
Members’/stockholders’ equity (deficit)	$24,073

Other Data:

	Year Ended December 31,		Nine Months Ended September 30,
Performance Metrics	2013	2012	2014	2013
	(in thousands, except number of search assignments and search consultants) (Unaudited)
Number of new search assignments	1,395	1,352	1,351	1,053
Number of executive search consultants (as of period end)	128	103	142	120
Productivity, as measured by average annualized net revenue per executive search consultant	$1,018	$1,246	$1,269	$1,066
Average revenue per executive search	$97	$92	$100	$92

	Year Ended December 31,		Nine Months Ended September 30,
Non-GAAP Financial Measures	2013	2012	2014	2013
	(in thousands, except per share amounts)
Adjusted net income	$1,818	$1,128	$5,793	$872
Adjusted operating income	3,162	2,201	9,554	1,654
Adjusted EBITDA	5,144	3,771	11,316	3,089
Adjusted operating margin	2.4%	1.7%	7.3%	1.7%
Adjusted EBITDA margin	3.9%	2.9%	8.7%	3.2%
Adjusted net income/(loss) per common share	$0.24	$0.16	$0.76	$0.11

We utilize Adjusted net income/(loss), Adjusted operating income, Adjusted net income/(loss) per common share, Adjusted operating margin, Adjusted EBITDA and Adjusted EBITDA margin, non-GAAP financial measures, as measures of our results of operations. We calculate Adjusted net income/(loss) as Net income/(loss) excluding the following charges:

•	Post-combination compensation expense

•	Reorganization charges

•	Gain or loss on foreign currency related to funding of foreign subsidiaries

•	Fees and expenses incurred by us in connection with the restatement of our 2012 interim financial statements

•	Fees and expenses incurred in connection with acquisitions

•	Tax effect of the above adjustments

Adjusted operating income is defined as operating income reduced by the following charges:

•	Post-combination compensation expense

•	Reorganization charges

•	Gain or loss on foreign currency related to funding of foreign subsidiaries

•	Fees and expenses incurred by us in connection with the restatement of our 2012 interim financial statements

•	Fees and expenses incurred in connection with acquisitions

We calculate Adjusted net income/(loss) per common share using the weighted average shares outstanding amounts used in the calculation of diluted earnings per share in accordance with GAAP.

We calculate Adjusted EBITDA as Adjusted Net Income less interest, income taxes, depreciation and amortization.

Adjusted operating margin is calculated as Adjusted operating income divided by net revenues for the period.

Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by net revenues for the period.

Management evaluates the Company’s performance based on Adjusted net income/(loss), Adjusted operating income, Adjusted net income/(loss) per common share, Adjusted operating margin, Adjusted EBITDA and Adjusted EBITDA margin. These measures should not be viewed as substitutes for financial information determined in accordance with GAAP, nor are these measures necessarily comparable to the non-GAAP performance measures that may be presented by other companies. We believe the presentation of these non-GAAP measures provides meaningful supplemental information regarding our performance, excluding certain charges that may not be indicative of our core operating results. We include these non-GAAP measures because we believe they are useful to investors in providing more transparency with respect to operational drivers of the business and the supplemental information used by management in evaluation of our ongoing operations.

Management utilizes this information to measure performance, and believes it more appropriately reflects the results of ongoing operations.

The following table presents a reconciliation of the GAAP financial measures of net income to the non-GAAP financial measures:

	Year Ended December 31,		Nine Months Ended September 30,
	2013	2012	2014	2013
	(in thousands, except per share amounts)
CALCULATION OF “AS ADJUSTED” AND “ADJUSTED EBITDA” PERFORMANCE MEASURES
Net income/(loss)	$(1,770)	$(3,584)	$4,652	$(1,855)
Adjustments:
Post-combination compensation and reorganization expense	2,659	7,311	—	2,516
Foreign exchange loss/(gain) on funding of foreign subsidiaries	867	(468)	232	820
Costs incurred for restatement, acquisition and integration	1,748	462	1,617	1,137
Impairment Charges	594	—	—	—
Tax effect of the adjustments	(2,280)	(2,593)	(708)	(1,746)

Adjusted net income	$1,818	$1,128	$5,793	$872

Interest expense/(income)	179	159	140	156
Tax expense/(benefit)	1,165	912	3,621	626

Adjusted operating income	3,162	2,199	9,554	1,654
Depreciation and amortization	1,982	1,571	1,762	1,435

Adjusted EBITDA	5,144	3,770	11,316	3,089

Adjusted operating margin	2.4%	1.7%	7.3%	1.7%
Adjusted EBITDA margin	3.9%	2.9%	8.7%	3.2%
Adjusted net income/(loss) per common share	$0.24	$0.16	$0.76	$0.11

The following table presents a reconciliation of estimated Adjusted net income to estimated net income/(loss) for the quarter and fiscal year ended December 31, 2014. The numbers included in the table are preliminary estimates based on currently available information and subject to completion of our financial closing procedures. Our actual results may differ materially from these estimates. Refer to “Summary—Recent Developments” in this prospectus supplement.

	Three months ended December 31,		Year ended December 31,
	2014 (Estimated)	2013 (Actual)	2014 (Estimated)	2013 (Actual)
	(in thousands, except per share amounts)
CALCULATION OF “AS ADJUSTED” PERFORMANCE MEASURE
Net income/(loss)	$(340) to $(590)	$85	$4,000 to $4,300	$(1,770)
Adjustments:
Post-combination compensation and reorganization expense	0 to 100	143	0 to 100	2,659
Foreign exchange loss/(gain) on funding of foreign subsidiaries	435 to 535	47	700 to 800	867
Costs incurred for restatement, acquisition and integration	850 to 1200	610	2,500 to 2,800	1,748
Impairment charges	—	594	—	594
Tax effect of the adjustments	(500) to (650)	(533)	(1,200) to (1,400)	(2,280)

Adjusted net income	$450 to $600	$946	$6,250 to $6,400	$1,818

Earnings per common share, as adjusted	$0.06 to $0.08	$0.12	$0.82 to $0.85	$0.24

RISK FACTORS

Investing in our common stock involves a high degree of risk. In addition to the other information contained in this prospectus supplement, the accompanying prospectus and in documents that we incorporate by reference, you should carefully consider the risks discussed below before making a decision about investing in our common stock. The risks and uncertainties discussed below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these risks occur, our business, financial condition and operating results could be harmed, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Our inability to attract and retain qualified executive search consultants would adversely affect our business, financial condition and results of operations.

Our success depends upon our ability to attract and retain executive search consultants who possess the skills and experience necessary to fulfill our clients’ needs. In addition, our ability to grow the Company is dependent on increasing our overall number of qualified executive search consultants. Our ability to hire and retain qualified executive search consultants could be impaired by any diminution of our reputation, decrease in compensation levels relative to our competitors, modifications of our compensation philosophy or competitor hiring programs. We cannot provide any assurance that recent unfavorable publicity or the impact it may have on our reputation and business will not adversely affect our ability to attract and retain search consultants. If we cannot attract, hire and retain qualified executive search consultants, our business, financial condition and results of operations would be adversely affected.

If we are unable to maintain our professional reputation and brand name our business would be adversely affected.

We depend on our overall professional reputation and brand name recognition to secure new engagements and hire qualified executive search consultants. In 2007, we changed our brand from Christian & Timbers to CTPartners. While we believe we have established our brand in the market, a number of our competitors have more established and better name recognition than us. Our success also depends on the individual reputations of our executive search consultants. We obtain many of our new engagements from existing clients or from referrals by those clients. A client who is dissatisfied with our work can adversely affect our ability to secure new engagements. If our reputation is negatively affected, including by poor performance, because our brand awareness does not continue to increase or as a result of unfavorable publicity, which we have experienced in recent months in connection with a claim asserted against us by a former employee, we may experience difficulties in competing successfully for both new engagements and qualified executive search consultants. Failure to maintain our professional reputation and brand name could have a material adverse effect on our business, financial condition and results of operations.

We are likely to require additional funds to finance our business and pursue our growth strategy.

Even after this offering, we are likely to seek additional funds to finance our business and pursue our growth strategy and the amount could be significant. We may be unable to raise additional funds on favorable terms or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our business and future plans. This may prevent us from increasing our market share, capitalizing on growth opportunities or remaining competitive in our industry. If we do raise additional funds, we may only be able to do so at significantly higher costs, and this could harm our business, financial condition and results of operations.

If we are able to raise additional funds through sales of equity securities, these financings could further dilute the value of our common stock. If we raise additional funds through debt financing, it would increase our indebtedness levels and could negatively affect our results of operations and liquidity and the terms of any such financing could restrict our operations. A significant increase in indebtedness and leverage levels would create new operational and financial risks, and exacerbate the risks we already face in our business.

Although we are currently in compliance with the financial covenants of our revolving credit facility, a deterioration in our business or in economic and market conditions generally may result in our failure to comply with the terms of our revolving credit facility or any future indebtedness we incur, which could limit our ability to borrow funds or result in us seeking alternative financing on unfavorable terms. This could harm our business, financial condition and results of operations.

A significant or prolonged economic downturn would have a material adverse effect on our results of operations.

Our results of operations are affected by the level of business activity of our clients, which in turn is affected by general economic conditions and the level of economic activity in the industries and markets that they serve. On an aggregate basis, our clients may be less likely to hire as many senior executives during economic downturns and periods of economic uncertainty. To the extent our clients delay or reduce hiring senior executives due to an economic downturn or economic uncertainty, our results of operations will be adversely affected. A continued economic downturn or period of economic uncertainty and a decline in the level of business activity of our clients would have a material adverse effect on our business, financial condition and results of operations.

Global economic developments and conditions in the geographic regions and industries from which we derive a significant portion of our revenue could negatively affect our business, financial condition and results of operations.

Demand for our services is affected by global economic conditions and the general level of economic activity in the geographic regions and industries in which we operate. The concentration of our business in certain geographic regions and/or industries exacerbates this risk. For example, approximately 28.3% of our net revenue in the nine months ended September 30, 2014 was derived from providing our services to the financial services industry. When conditions in the global economy, including the credit markets, deteriorate, or economic activity slows, companies may hire fewer permanent employees and some companies, as a cost-saving measure, may choose to rely on their own human resources departments rather than third-party search firms to find talent. Levels of economic growth or activity in certain of the geographic regions and industries in which we operate have deteriorated in recent years and they may remain depressed for the foreseeable future. If the national or global economy or credit market conditions in general deteriorate, or the demand for our services in a significant industry decreases, our cash flows, business, financial condition and results of operations would be adversely affected.

If we are unable to prevent our executive search consultants from taking our clients or other executive search consultants with them to a competitor, our business, financial condition and results of operations could suffer.

Our success depends upon our ability to develop and maintain strong, long-term relationships with our clients. Although we work on building these relationships between our firm and our clients, in many cases, one or two executive search consultants have primary responsibility for a client relationship. Additionally, a limited number of executive search consultants have primary responsibility for a disproportionate share of our business. For the nine months ended September 30, 2014, for example, our top three executive search consultants had primary responsibility for generating business equal to approximately 9% of our net revenues, and our top ten executive search consultants had primary responsibility for generating business equal to approximately 22% of our net revenues.

Although our executive officers are subject to non-compete agreements as part of their employment contracts, we do not generally enter into non-competition agreements with our executive search consultants, our executive search consultants are not contractually prohibited from leaving or joining one of our competitors and some of our clients could choose to use the services of that competitor instead of us. We may also lose clients if the departing executive search consultant has widespread name recognition or a reputation as a specialist in executing searches in a specific industry or management function. Although our employment contracts prohibit former executive search consultants from soliciting any of our employees for a period of one year, we may lose additional executive search consultants if they choose to join the departing executive search consultant at another executive search firm. If we fail to limit departing executive search consultants from moving business or recruiting our executive search consultants to a competitor, our business, financial condition and results of operations could be adversely affected.

We depend substantially on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, our business would be adversely affected.

Our continued growth and success depend in large part on the managerial and leadership skills of our senior management team, particularly Brian M. Sullivan, our Chief Executive Officer; David C. Nocifora, our Chief Operating Officer; and William Keneally, our Chief Financial Officer. We have entered into an employment agreement with each of these officers. We rely on our senior management team to market our business, manage our globally dispersed business operations and hire and retain qualified executive search consultants. The success of our growth efforts depends on significant management attention to integration and coordination and we currently have no effective replacement for these individuals due to their experience, reputation in the industry and significant role in our operations. The loss of the services of any member of our senior management team would have a material adverse effect on our business, financial condition and results of operations.

Because existing clients may restrict us from recruiting their employees we may be unable, or be perceived by prospective clients as being unable, to fill existing or prospective executive search assignments, and prospective clients may not engage us, impeding our growth.

Clients frequently require us to refrain from recruiting certain of their employees when conducting executive searches on behalf of other clients. These restrictions generally remain in effect for no more than one year following the commencement of an engagement. However, the specific duration and scope of the off-limits arrangements depend on the length of the client relationship, the frequency with which the client engages us to perform searches and the potential for future business with the client. These restrictions could make it more difficult to fulfill search assignments consistent with our past performance levels. Futhermore, if prospective clients believe that we are overly restricted by these off-limits arrangements from recruiting the employees of our existing clients, these prospective clients may not engage us to perform their executive searches, and as a result, our business, financial condition and results of operations could be adversely affected.

Our inability to successfully integrate executive search consultants and acquire established businesses may have an adverse effect on our business.

Much of our net revenue growth since 2004 is due to adding executive search consultants or acquiring established businesses in different geographic locations and industry focuses. We expect to continue to grow by, among other things, selectively adding executive search consultants and acquiring established search firms. We may not, however, be able to identify appropriate executive search consultants or acquisition targets, consummate such additions or acquisitions on satisfactory terms or integrate the acquired practices effectively and profitably into our existing operations. Our future success will depend in part on our ability to complete the integration of executive search consultants and acquired search firms successfully into our operations. Due to the fragmented nature of the executive search industry, it may be difficult to identify appropriate acquisition targets and we may acquire numerous smaller market participants, which could require significant attention from management and increase risks associated with integration. Failure to successfully integrate recently hired executive search consultants and complementary practices may adversely affect our profitability by creating operating inefficiencies that could increase operating expenses as a percentage of net revenues and reduce operating income. Further, the clients of recently hired executive search consultants may choose not to move their business to us.

We may not be able to manage our expanding operations effectively, which may impede our growth and/or negatively impact our performance.

Since 2004, we have experienced a period of rapid growth. This places a significant strain on our managerial and operational resources. Our number of employees grew from 88 as of December 31, 2004, to over 500 as of September 30, 2014, mainly as a result of opening new non-U.S. locations, adding executive search consultants and staff supporting such executive search consultants, and acquisitions. To accommodate our future expected growth, we may need to implement new or upgraded operating and financial systems, procedures and controls throughout many different locations. These efforts may not be successful. Additionally, opening new office locations may strain our financial and management resources. Our failure to expand and integrate these systems, procedures and office locations efficiently could cause our expenses to increase disproportionately and our net revenues to decline or grow more slowly than expected, which could have a material adverse effect on our business, financial condition and results of operations.

We face aggressive competition and if we are unable to compete effectively, it would have a material adverse effect on our business, financial condition and results of operations.

The global executive search industry is extremely competitive and highly fragmented. We compete with other large global executive search firms and smaller specialty firms. Some of our competitors possess greater financial and other resources, greater name recognition and longer operating histories than we do in particular markets or practice areas. Additionally, specialty firms can focus on regional or functional markets or on particular industries. To the extent our competitors are better capitalized and have access to greater financial and other resources, these competitors may be better positioned to attract executive search consultants, expand their business and weather any economic downturns.

There are limited barriers to entry into the search industry and new search firms continue to enter the market. Many executive search firms that have a smaller client base may be subject to fewer off-limits arrangements. Our competitors sometimes reduce their fees in order to attract clients and increase market share. Because we typically do not discount our fees, we may experience some loss of net revenue. We may not be able to continue to compete effectively with existing or potential competitors. Our inability to meet these competitive challenges would have a material adverse effect on our business, financial condition and results of operations. Finally, our clients or prospective clients may decide to perform executive searches using in-house personnel.

We rely heavily on information management systems and any interruptions or loss of key client data could adversely affect our business.

Our success depends upon our ability to store, retrieve, process and manage substantial amounts of information. To achieve our goals, we must continue to improve, upgrade and invest in our information management systems. We may be unable to license, design and implement, in a cost-effective and timely manner, improved information systems that allow us to compete effectively. In addition, business process re-engineering efforts may result in a change in software platforms and programs. In addition to the cost of licensing, designing and implementing new information systems, such efforts may present transitional problems. Finally, although our data center is maintained at a third-party location, if we experience any interruptions or loss in our information processing capabilities or loss of key client data, our business, financial condition and results of operations could be adversely affected.

We may experience security breaches that could lead to loss of data privacy that could result in liability and negatively impact our reputation.

Despite our efforts in implementation of security measures, our operating systems are vulnerable to security breaches. Continued occurrences of data breaches across various entities and organizations provide evidence of security breach risk. Such breaches or cyber attacks could lead to a disruption of our operations and improper disclosure of confidential information, resulting in legal liability, increased costs and loss of revenue.

We face the risk of liability arising out of the operation of our business and litigation could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to potential claims with respect to the executive search process. A client could assert a claim for violations of off-limits arrangements, breaches of confidentiality agreements or professional malpractice. In addition, candidates and client employees could assert claims against us. Possible claims include failure to maintain the confidentiality of the candidate’s employment search or for discrimination or other violations of employment laws or professional malpractice. In various countries, we are subject to data protection laws impacting the processing of candidate information. We may also be subject to lawsuits, administrative proceedings and claims by our employees or former employees, shareholders or other third parties that arise in the regular course of our business or otherwise.

We maintain professional liability insurance in amounts and coverage that we believe are adequate. However, we cannot guarantee that our insurance will cover all claims or that coverage will always be available or sufficient. Significant uninsured liabilities could have a material adverse effect on our financial condition and results of operations. Even if we have adequate insurance coverage or we are subject to claims that we do not believe have merit, litigation could result in significant costs and the diversion of management attention. Litigation could also result in unfavorable publicity. For example, a complaint submitted to the EEOC by a former employee has recently resulted in media coverage. We are aware of at least one law firm that has announced it is investigating whether we violated securities laws in connection with events surrounding this claim and our recent announcement of preliminary financial results for 2014. While we do not believe that the EEOC claim has merit or that we have violated securities laws, unfavorable media coverage, regardless of the truth of any allegations or the validity of any claim, could negatively affect our professional reputation and brand name and could result in other current or former employees bringing similar claims in the future, regardless of whether such claims have merit.

Our multinational operations may be adversely affected by economic, social, political and legal risks.

We generate substantial net revenue outside the United States. We offer our services through offices in 23 countries outside the U.S. We are exposed to the risk of changes in economic, social, political and legal conditions inherent in international operations, which could have a significant impact on our business, financial condition and results of operations. In particular, we conduct business in countries where the legal systems, local laws and trade practices are unsettled and evolving. Commercial laws in these countries are sometimes vague, arbitrary and inconsistently applied. If we fail to comply with local laws, our business, financial condition and results of operations could suffer. In addition, the global nature of our operations poses challenges to our management as well as our financial and accounting systems. Failure to meet these challenges could have a material adverse effect on our business, financial condition and results of operations.

A significant currency fluctuation between the U.S. dollar and other currencies could adversely impact our operating income.

With operations in the Americas, Europe, the Middle East, Asia and Australia, we conduct business using various currencies. In the nine months ended September 30, 2014, 40.9% of our fee revenue was generated outside of North America. As we typically transact business in the local currency, our profitability may be impacted by the translation of foreign currency financial statements into U.S. dollars. Significant long-term fluctuations in relative currency values, in particular an increase in the value of the U.S. dollar against foreign currencies, could have a material adverse effect on our profitability and our business, financial condition and results of operations.

The failure to timely align our cost structure with net revenue could have a material adverse effect on our business, financial condition and results of operations.

We must ensure that our costs and workforce continue to be in proportion to demand for our services. In particular, local laws in some of the countries we operate in make it more difficult and time consuming to appropriately adjust staffing levels. Failure to timely align our cost structure and headcount with net revenue could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

The market price of our common stock is highly volatile or may decline regardless of our operating performance.

Although our common stock is traded on the NYSE MKT exchange, it is illiquid, or “thinly traded,” which increases volatility in the share price and makes it difficult for investors to buy or sell shares in the public market without materially affecting the quoted share price. For example, since the beginning of 2013, our share price has ranged from a low of $2.55 to a high of $23.75 and has recently experienced significant volatility. Further, investors seeking to buy or sell a certain quantity of our shares in the public market may be unable to do so within one or more trading days. If limited trading in our stock continues, it may be difficult for holders to sell their shares in the market at any given time at prevailing prices.

Broad market and industry factors also may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause wide fluctuations in our stock price may include, among other things:

•	general economic conditions and trends;

•	actual or anticipated variations in our financial condition and operating results;

•	overall conditions or trends in our industry;

•	addition or loss of significant clients;

•	changes in the market valuations of companies perceived by investors to be comparable to us;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	the terms and amount of any additional financing that we may obtain, if any;

•	announcements of lawsuits filed against us or potential lawsuits;

•	unfavorable publicity;

•	additions or departures of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities or industry analysts that elect to follow our common stock; and

•	sales of our common stock by us or our stockholders, including sales by our directors and officers.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies.

Our stock price has been highly volatile and has declined significantly recently, so there is a heightened risk that we may be the target of securities class action litigation in the future. We are aware of at least one law firm that has announced it is investigating whether we violated securities laws. Securities litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources and unfavorable publicity, whether or not we are successful in such litigation.

Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.

As of January 21, 2015, there were 7,270,297 shares of our common stock issued and outstanding. In connection with this offering, each of our executive officers and directors and Burke St. John, one of our executive search consultants and a significant shareholder, has entered into a lock-up agreement with the underwriter which regulates their sales of our common stock for a period of 90 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances.

Sales of substantial amounts of our common stock in the public market after this offering or the expiration of the lock-up period, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future. The shares sold in our initial public offering in 2010 are, and the shares sold in this offering will be, eligible for sale in the public market without restriction by persons other than our affiliates. The restricted shares that were issued to existing equity holders when we converted from a limited liability company to a corporation at the time of our initial public offering are also eligible for sale in the public market without restriction by persons other than our affiliates. Because our shares are relatively thinly-traded and we have a relatively small public float relative to the total number of shares of our common stock that are issued and outstanding, any adverse effect of such sales could be significant.

We have also filed a registration statement on Form S-8 under the Securities Act registering the issuance of up to 1,000,000 shares of our common stock under our 2010 Equity Incentive Plan. As a result of such registration, any such shares issued to persons other than our affiliates pursuant to our 2010 Equity Incentive Plan are or will be freely tradable in the public market.

If securities analysts do not publish research or reports about our business, or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock is likely to be influenced by any research and reports that securities or industry analysts publish about us or our business. In the event securities or industry analysts cover our company and one or more of these analysts downgrades our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company, as one analyst recently did, or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline. These risks could be especially significant for us since we have a relatively small public float and limited analyst coverage.

Our principal stockholders may exert substantial influence over us and may exercise their control in a manner adverse to your interests.

Collectively, our executive officers and directors own approximately 1.3 million shares, or approximately 18.3%, of our outstanding common stock as of January 21, 2015. After the completion of this offering, our executive officers and directors will continue to collectively own a significant percentage of our common stock. Because a limited number of persons may exert substantial influence over us, transactions could be difficult or impossible to complete without the support of those persons. It is possible that these persons will exercise control over us in a manner adverse to your interests.

We currently do not intend to pay dividends on our common stock and, as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not expect to declare or pay dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used in the operation and growth of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors. In addition, our ability to pay dividends on our common stock is currently limited by the covenants of our credit facility and may be further restricted by the terms of any future debt or preferred securities. Accordingly, your only opportunity to achieve a return on your investment in our company may be if the market price of our common stock appreciates and you sell your shares at a profit. The market price for our common stock may never exceed, and may fall below, the price that you pay for our common stock.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and bylaws may delay or prevent an acquisition of us or a change in our management. These provisions include:

•	a board of directors whose members can only be dismissed for cause;

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

•	the ability of the board of directors to alter our bylaws without obtaining stockholder approval;

•	the prohibition on actions by written consent of our stockholders;

•	the limitation on who may call a special meeting of stockholders;

•	the establishment of advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

•	the ability of our board of directors to issue preferred stock without stockholder approval, which would increase the number of outstanding shares and could thwart a takeover attempt; and

•	the requirement of at least 75% of the outstanding common stock to amend any of the foregoing provisions.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirers to negotiate with our board of directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains statements that do not directly or exclusively relate to historical facts and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. As a general matter, forward-looking statements reflect our current expectations and projections relating to our industry, financial condition, results of operations, plans, objectives, future performance and business. We generally identify forward looking statements by terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “projects,” “forecasts,” or the negative version of those words or other comparable words, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Any forward-looking statements contained in this prospectus supplement are based upon our historical performance, current plans, estimates, expectations and other factors we believe are appropriate under the circumstances. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriter or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from those indicated in these statements.

The following uncertainties and factors, among others (including the factors described in the section entitled “Risk Factors” in this prospectus supplement), could affect our future performance and cause actual results to differ materially from those expressed or implied by forward-looking statements:

•	our expectations regarding our revenues, expenses and operations and our ability to sustain profitability;

•	our ability to recruit and retain qualified executive search consultants to staff our operations appropriately;

•	our ability to expand our customer base and relationships, especially given the off-limit arrangements we are required to enter into with certain of our clients;

•	declines in the global economy and our ability to execute successfully through business cycles;

•	our anticipated cash needs;

•	our anticipated growth strategies and sources of new revenues;

•	our ability to successful add executive search consultants or acquire established businesses in different geographic locations and industry focuses;

•	unanticipated trends and challenges in our business and the markets in which we operate;

•	our ability to obtain adequate financing and the terms and amount thereof;

•	litigation or unfavorable publicity, including arising from claims asserted against us;

•	social or political instability in markets where we operate;

•	the impact of foreign currency exchange rate fluctuations;

•	price competition;

•	the ability to forecast, on a quarterly basis, variable compensation accruals that ultimately are determined based on the achievement of annual results;

•	the mix of profit and loss by country; and

•	our ability to estimate accurately for purposes of preparing our consolidated financial statements.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus supplement.

Any forward-looking statement made by us in this prospectus supplement speaks only as of the date on which it is made. Unless required by law, we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus supplement.

USE OF PROCEEDS

Assuming the sale of the $12.5 million of shares offered hereby, we estimate that we will receive net proceeds of approximately $11.3 million from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the underwriter does not exercise its option to purchase additional shares from us. The offering is subject to market and other conditions and there can be no assurances as to whether or when the offering may be completed, or as to the actual size of the offering.

We plan to use the net proceeds of this offering for working capital and general corporate purposes. Our management will have broad discretion in the application of the net proceeds of this offering, and investors will be relying on the judgment of our management regarding the treatment of these proceeds.

MARKET PRICE OF OUR COMMON STOCK

Our common stock is listed on the NYSE MKT under the symbol “CTP.” The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on the NYSE MKT:

	High	Low
2013:
First quarter	$4.80	$3.54
Second quarter	$5.08	$2.55
Third quarter	$5.40	$4.15
Fourth quarter	$6.88	$4.57

2014:
First quarter	$12.01	$5.26
Second quarter	$11.45	$7.66
Third quarter	$20.35	$9.32
Fourth quarter	$23.75	$12.25

2015:
First quarter (through January 23, 2015)	$15.96	$7.28

As of January 21, 2015, there were 35 holders of record of our common stock.

DIVIDEND POLICY

We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Any decision to declare and pay dividends in the future would be at the discretion of our Board of Directors and depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board of Directors may deem relevant. Our ability to pay cash dividends on our common stock is limited by covenants in our revolving credit facility and may be further restricted by the terms of any future debt or preferred securities.

DILUTION

If you invest in our common stock, your ownership interest will experience immediate, significant book value dilution to the extent of the difference between the public offering price per share of our common stock in this offering and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the public offering price per share of the common stock is substantially in excess of the net tangible book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of our common stock.

As of September 30, 2014, our net tangible book value was $8.5 million, or $1.16 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by the number of shares of our common stock outstanding. After giving effect to the issuance and sale by us of              shares of our common stock at a public offering price of $         per share, and the application of the estimated net proceeds therefrom after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of September 30, 2014 would have been approximately $         million, or $         per share of common stock. This amount would represent an immediate increase in net tangible book value of $         per share to our existing stockholders and an immediate dilution in net tangible book value of $         per share to purchasers of the shares of common stock offered in this offering.

The following table illustrates this dilution on a per share basis:

Public offering price per share	$
Net tangible book value per share as of September 30, 2014		$1.16
Increase in net tangible book value per share attributable to new investors purchasing shares from us in this offering	$
Adjusted net tangible book value per share after this offering	$
Dilution in net tangible book value per share to new investors	$

The number of shares outstanding used in the calculation of the net tangible book value per share as of September 30, 2014 was 7,260,277. This number does not include, as of such date:

•	211,829 shares of common stock issuable upon the vesting of restricted stock units outstanding;

•	297,600 shares of common stock issuable upon the exercise of stock options outstanding, which options had a weighted average exercise price of $6.48 per share; or

•	171,495 shares of common stock reserved for future grants, awards or sale under our 2010 Equity Incentive Plan.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of our common stock. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect.

This summary assumes that shares of our common stock are held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code, which generally means as property held for investment. This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, certain U.S. expatriates, tax-exempt organizations, pension plans, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, or holders subject to the alternative minimum tax). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address estate and gift tax considerations or considerations under the tax laws of any state, local or non-U.S. jurisdiction.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of common stock that for U.S. federal income tax purposes is not treated as a partnership and is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of a political subdivision thereof;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (i) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of purchasing, holding and disposing of our common stock, as the case may be.

There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of our common stock.

THIS SUMMARY IS NOT INTENDED TO BE TAX ADVICE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL TAXATION, STATE,

LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on Our Common Stock

As discussed under “Dividend Policy” above, we currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. If we do make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends will constitute a return of capital and will first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in our common stock, but not below zero. Any excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Any such distribution would also be subject to the discussion below in “—Additional FATCA Withholding.”

Dividends paid to a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, subject to reduction under an applicable treaty. In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide us or our agent, as the case may be, with appropriate properly executed IRS Form W-8BEN, IRS Form W-8BEN-E (or applicable successor form) certifying its entitlement to benefits under a treaty.

The certification requirement described above also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that are intermediaries or pass-through entities for U.S. federal income tax purposes. Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements.

If dividends are effectively connected with a trade or business in the United States of a Non-U.S. Holder (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if a Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% (unless reduced by an applicable income treaty) of its earnings and profits in respect of such effectively connected dividend income.

If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, the holder may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussion below in “—Additional Withholding Tax on Payments Made to Foreign Accounts,” in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (ii) we are or have been a “United States real property holding corporation,” as defined in the Internal Revenue Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period in the shares of our common stock, and certain other requirements are met, or (iii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources (including gain, if any, realized on a disposition of our common stock) exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain on a net income basis in the same manner as if it were a resident of the United States, and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect any earnings and profits attributable to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as a USRPHC so long as our common stock is regularly traded on an established securities market at any time during the calendar year in which the disposition occurs and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the shorter of the five-year period ending on the date of disposition and the holder’s holding period. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends paid on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution is subject to certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise complies with, or qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must either (i) enter into an agreement with the U.S. Department of the Treasury (a “FATCA Agreement”), or (ii) be subject to and comply with applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction, or an IGA, in either case, requiring, among other things, that it identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), and annually report certain information about such accounts. If our common stock is held by a foreign financial institution that enters into (or is otherwise subject to) a FATCA Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold tax on payments of dividends and proceeds described above made to (x) a person (including an individual) that fails to comply with certain information requests, (y) a foreign financial institution that has not entered into (and is not otherwise subject to), and is not in compliance, with a FATCA Agreement and is not in compliance with FATCA pursuant to applicable foreign law enacted in connection with an IGA or (z) a person who is not otherwise exempt from FATCA requirements.

Under the applicable Treasury Regulations and IRS guidance, withholding under FATCA generally will apply to payments of dividends on our common stock made on or after July 1, 2014 and to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017. Each Non-U.S. Holder should consult its own tax advisor regarding the potential application of withholding under FATCA to its investment in our common stock.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on our common stock paid to the holder and the tax withheld, if any, with respect to the distributions.

Non-U.S. Holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Internal Revenue Code) in order to avoid backup withholding at a rate of 28% with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to the U.S. withholding tax, as described above in “—Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Dispositions effected through a non-U.S. office of a U.S. broker or a non-U.S. broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or in which the Non-U.S. Holder is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Medicare Contributions Tax

A 3.8% tax is imposed on the net investment income (which includes dividends and gains recognized upon of a disposition of stock) of certain individuals, trusts, and estates with adjusted gross income in excess of certain thresholds. This tax is imposed on individuals, estates, and trusts that are U.S. holders. The tax is expressly not imposed on nonresident aliens, and Treasury regulations provide that estates and trusts which are not U.S. holders and have no U.S. beneficiaries are exempted from the tax. Non-U.S. Holders of our common shares should consult their tax advisors regarding application of this Medicare contribution tax in their particular situations.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement by and between Craig-Hallum Capital Group LLC, as the sole book-running manager and underwriter, and us, the underwriter has agreed to purchase, and we have agreed to sell,              shares of common stock.

This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriter has agreed, subject to the terms and conditions set forth therein, to purchase the shares of common stock being sold pursuant to this prospectus supplement at a price per share equal to the public offering price less the underwriting discount specified on the cover page of this prospectus supplement. According to the terms of the underwriting agreement, the underwriter either will purchase all of the shares or none of them.

The underwriter has advised us that it proposes to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $         per share. After the offering, the public offering price and the concession to dealers may be reduced by the underwriter. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus supplement.

The underwriter will offer the shares subject to prior sale and subject to receipt and acceptance of the shares by the underwriter. The underwriter may reject any order to purchase shares in whole or in part. The underwriter expects that we will deliver the shares to the underwriter through the facilities of The Depository Trust Company in New York, New York on or about                     , 2015. At that time, the underwriter will pay us for the shares in immediately available funds. After commencement of the public offering, the underwriter may change the public offering price and other selling terms.

We have granted the underwriter an option, exercisable within 30 days after the date of this prospectus supplement, to purchase up to an aggregate of              additional shares of common stock at the same price per share to be paid by the underwriter for the other shares offered hereby solely for the purpose of covering over-allotments, if any. The underwriter may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of common stock offered hereby. The underwriter will offer any additional shares that it purchases on the terms described above.

The following table summarizes the compensation to be paid by us to the underwriter. This information assumes either no exercise or full exercise by the underwriter of the over-allotment option:

Total
	Per Share	Without Over- Allotment	With Over- Allotment
Public offering price	$	$	$
Underwriting discounts and commissions paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

We have agreed to reimburse the underwriter for certain of its expenses in connection with this offering in an amount not to exceed $100,000 as set forth in the underwriting agreement. We estimate the total offering expenses of this offering that will be payable by us, excluding the underwriting discounts and commissions, will be approximately $500,000.

We, each of our directors and executive officers and Burke St. John, one of our executive search consultants and a significant shareholder, have agreed, for a period of 90 days after the date of this prospectus supplement, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock, whether any such aforementioned transaction is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the underwriter. Subject to certain conditions, these lock-up agreements will not restrict (1) the exercise of any option to acquire shares of common stock or the receipt of shares of common stock upon the vesting of restricted share units, provided that any shares of common stock received upon such exercise or vesting shall be subject to the restrictions contained in the lock-up agreements, other than such shares of common stock acquired in connection with the exercise or vesting and delivered to us to pay taxes due as a result thereof, and (2) the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 for the transfer of shares of common stock, or (3) any sale, disposal or transfer of shares of common stock pursuant to a bona fide third party tender offer for all or substantially all of the outstanding shares of common stock, merger, consolidation or other similar transaction made to all holders of the shares of common stock involving a change of control of CTPartners.

If (i) during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then the 90-day lock-up period will automatically be extended and the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of the material event, as applicable, unless the underwriter waives, in writing, such extension.

In the underwriting agreement, we have made certain representations and warranties to the underwriter and have agreed to indemnify the underwriter and its controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make in respect thereof.

In connection with this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise make short sales of our common stock and may purchase shares of our common stock in the open market to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in this offering. The underwriter may close out any short position by purchasing shares of our common stock in the open market or exercising its option to purchase additional shares. A short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. The underwriter may also engage in “stabilizing bids,” which are bids for or the purchase of shares of our common stock on behalf of the underwriter in the open market prior to the completion of this offering for the purpose of fixing or maintaining the price of our common stock.

The underwriter’s purchases to cover short sales, as well as other purchases by the underwriter for its own account, and stabilizing bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

In connection with this offering, the underwriter may also engage in passive market making transactions in our common stock on the NYSE MKT in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriter makes any representation that the underwriter will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short position in such securities and instruments.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Baker & Hostetler LLP, Cleveland, Ohio. Certain legal matters in connection with this offering will be passed upon for the underwriter by Faegre Baker Daniels LLP, Minneapolis, Minnesota.

EXPERTS

The consolidated financial statements incorporated by reference into this prospectus supplement from our Annual Report on Form 10-K for the year ended December 31, 2013 have been audited by McGladrey LLP, an independent registered public accounting firm, as stated in their report incorporated by reference herein, and are incorporated by reference herein in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, you should refer to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in or incorporated by reference into this prospectus supplement concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement contained in or incorporated by reference into this prospectus supplement relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports and other information with the SEC. The registration statement, reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we file electronically with the SEC. The information we file with the SEC is also available on our website, www.ctnet.com. Our website, and the information contained on or accessible through our website, is not part of this prospectus supplement.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with it, which means that we can disclose important information to you by referring you to those documents. You should read the information incorporated by reference because it is an important part of this prospectus supplement. Any document, and any statement contained in a document, incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein modifies or supersedes such document or statement.

We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Security Exchange Act of 1934 (other than information “furnished” rather than “filed”):

(a)	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2013, filed with the SEC on March 12, 2014 (including the portions of our definitive Proxy Statement for the 2014 Annual Meeting of Stockholders incorporated therein by reference).

(b)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, filed with SEC on May 8, 2014, June 30, 2014, filed with the SEC on July 30, 2014 and September 30, 2014, filed with the SEC on November 7, 2014.

(c)	Our Current Reports on Form 8-K filed with the SEC on June 20, 2014, July 1, 2014 (as amended on September 15, 2014) and September 18, 2014.

(d)	The description of our common stock contained in our Registration Statement on Form 8-A, registering our common stock under the Securities Exchange Act of 1934, filed with the SEC on December 2, 2010 (SEC File No. 001-34993), as supplemented by the “Description of Capital Stock” found on page 7 of the accompanying prospectus and including any amendments or reports filed for the purpose of updating such description.

We will provide a copy of these filings at no cost upon written or oral request. You may request a copy of these filings by writing us at 1166 Avenue of the Americas, 3rd Floor, New York, NY 10036, Attention: Corporate Secretary; or telephoning us at (212) 588-3500.

PROSPECTUS

CTPartners Executive Search Inc.

$50,000,000

Common Stock

404,767 Shares of Common Stock Offered by the Selling Stockholder

We may offer and sell shares of our common stock from time to time in amounts, at prices and on terms that will be determined at the time of the offering. The aggregate offering price of all securities sold by us will not exceed $50,000,000. In addition, the selling stockholder identified in this prospectus may offer, from time to time, up to 404,767 shares of our common stock in the aggregate.

This prospectus describes the general manner in which the shares of our common stock may be offered and sold. The specific manner in which shares of common stock may be offered and sold will be described in one or more prospectus supplements.

You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in our common stock.

Our common stock is listed on the NYSE MKT under the symbol “CTP.” On August 1, 2014, the last reported sale price for our common stock was $13.19 per share. As of that date and based on that last reported sale price per share, the aggregate market value of our voting and non-voting common equity held by non-affiliates was approximately $61,866,486.

Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a primary offering pursuant to that instruction with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75 million. We have not offered or sold any securities pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to and including the date of this prospectus.

Investing in our common stock involves substantial risk. Please read “Risk Factors” beginning on page 5 of this prospectus and any risk factors described in any applicable prospectus supplement and in the documents we incorporate by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 20, 2014.

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf registration process, we and the selling stockholder may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we and the selling stockholder may offer. Each time we and the selling stockholder sell securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus or in any documents that we have incorporated by reference into this prospectus. You should read this prospectus and any applicable prospectus supplement, together with the information incorporated herein by reference as described under the heading “Information Incorporated by Reference.”

You should rely only on the information that we have provided or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus or any applicable prospectus supplement. You should not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus or any applicable prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus or any applicable prospectus supplement is delivered or securities are sold on a later date.

SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus and in the documents we incorporate by reference into this prospectus. The summary is not complete and does not contain all of the information that you should consider before investing in our common stock. After you read this summary, you should read and consider carefully the entire prospectus and the more detailed information and financial statements and related notes that are incorporated by reference into this prospectus. If you invest in our shares, you are assuming a high degree of risk. For convenience in this prospectus, “CTPartners,” “we,” “us,” and “our” refer to CTPartners Executive Search Inc. and its subsidiaries, taken as a whole, unless otherwise noted.

Business Summary

CTPartners Executive Search Inc. (CTPartners) is a leading provider of retained executive search services to clients on a global basis. We provide these services through 30 offices in the Americas, Europe, the Middle East and Asia Pacific. We help our clients build stronger leadership teams by facilitating the recruitment and hiring of “C-level” (chief executive officers, chief financial officers, chief legal officers, chief marketing officers and chief human resource officers) executives, other senior executives and board members. Our retained executive search services focus on successfully making placements for our clients in a timely manner. We use a proprietary search process and proprietary technology and communication tools to successfully execute our retained searches.

We believe that our proven and proprietary retained executive search process, SearchSigma, differentiates us from our peers. SearchSigma was developed based on analyzing three years of detailed client surveys. In our analysis, we identified the common criteria and timetables our clients expect from a successful search. We then developed a proprietary search process to respond accordingly. Based on our findings, we structured SearchSigma as a workflow process with six distinct segments and milestones, at 48 hours, 7 days, 14 days, 40 days, 75 days and 100 days, designed to complete a successful placement within 100 days of our engagement. SearchSigma also enables our executive search consultants and our clients to actively monitor the status of each search and make adjustments to the search process as necessary. Our focus on the SearchSigma process enhances our ability to successfully and expeditiously identify and place candidates with our clients within our stated goal of 100 days from our engagement.

We believe that a high level of communication and process transparency with our clients is very important to their level of satisfaction and to the ultimate success of our searches. The cornerstone of our client communication is our proprietary system, ClientNet®. Through ClientNet®, our clients can access password-protected information over the internet to check the status of their search engagements. Another important element of our transparency and accountability is the audit that we offer to conduct at the 40-day milestone. This key process step is executed by one of our executive search consultants who is not otherwise involved in a particular search. This executive search consultant contacts the client to assess the progress of the search and to gather client feedback along with any suggested refinements to the process. We have found the 40-day audit process to be very helpful in ensuring that a search is tracking as planned and that any necessary adjustments are made early in the process.

Our organizational structure is designed to provide high quality, industry-focused executive search services to our clients worldwide. Our executive search consultants are dedicated to specific industry verticals and are leading experts in their given sectors. Our support teams of researchers and associates are organized by industry practice group in various geographic locations. We believe that industry specialization enables us to better understand our clients’ cultures, operations, business strategies and industries. Executive search consultants in our industry practice groups bring an in-depth understanding of the market conditions and strategic and management issues faced by clients within their specific industry. Our six largest industry practice groups are financial services, professional services, life sciences, technology/media/telecom, consumer/retail and industrial.

We have a diverse group of clients located throughout the world and in a variety of industries. We believe that our global presence enables us to more effectively serve our clients who have operations throughout the world. We leverage our industry specialization with local geographic knowledge and contacts to provide clients with comprehensive executive search services. We have wholly-owned operations in eight U.S. cities and in seventeen non-U.S. locations. Our wholly-owned non-U.S. operations are in Australia, Brazil, Chile, China, Colombia, France, Germany, Hong Kong, Mexico, Panama, Peru, Russia, Singapore, Switzerland, the United Arab Emirates, the United Kingdom and Venezuela. In 2013, we placed candidates in 509 U.S. searches and 522 non-U.S. searches.

Our Industry

The executive search business is highly fragmented, consisting of several large global firms and several thousand smaller firms that are generally focused on a specific geographic region or on a specific vertical sector. We believe our most direct competition comes from the following five global retained executive search firms: Egon Zehnder International, Heidrick & Struggles International (NASDAQ: HSII), Korn/Ferry International (NYSE: KFY), Russell Reynolds Associates, Inc. and Spencer Stuart.

Executive search firms are generally separated into two broad categories: retained search firms and contingency search firms. Retained search firms generally operate on an exclusive basis for a specific search and are compensated for their services regardless of whether they are successful in placing a candidate with the client. Retained executive search firms typically focus on “C-level” and other senior level executive and board of director positions, and the fee for such services is typically 33% of the first year total cash compensation for the position being filled. The fee for a retained executive search is typically paid in three installments. Contingency executive search firms are generally not hired on an exclusive basis and are only compensated upon placing a recommended candidate, and the fee for such services is typically 25% of the first year base salary of the position being filled.

Our Corporate Information

Our principal executive offices are located at 1166 Avenue of the Americas, 3rd Floor, New York, New York 10036 and our telephone number is (212) 588-3500. Our corporate website address is www.ctnet.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus.

The Offering

We may offer shares of our common stock, from time to time under this prospectus, together with any applicable prospectus supplement, at prices and on terms to be determined at the time of offering, up to a maximum aggregate offering price equal to the amount set forth on the cover page of this prospectus. In addition, the selling stockholder identified herein may offer from time to time under this prospectus, together with any applicable prospectus supplement, up to 404,767 shares of our common stock in the aggregate. This prospectus provides you with a general description of the securities we and the selling stockholder may offer. Each time we and/or the selling stockholder offer shares of our common stock, we will provide a prospectus supplement that will describe the specific amounts, prices and other important terms of the securities and the offering. A prospectus supplement to be provided to you may also add, update or change information contained in this prospectus or in documents we have incorporated by reference.

We and the selling stockholder may sell shares of our common stock directly to or through underwriters, dealers or agents. If we and/or the selling stockholders do offer shares of our common stock through underwriters or agents, we will include in the applicable prospectus supplement:

•	the names of those underwriters or agents;

•	applicable fees, discounts and commissions to be paid to them;

•	details regarding over-allotment options, if any; and

•	the net proceeds to us.

Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a primary offering pursuant to that instruction with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75 million. We have not offered or sold any securities pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to and including the date of this prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider and evaluate the risk factors incorporated by reference into this prospectus from our most recent Annual Report on Form 10-K and any subsequent annual or quarterly reports that we file with the SEC after the date of this prospectus, together with the risk factors and other information contained in or incorporated by reference into the applicable prospectus supplement, before making an investment decision. The occurrence of any of the risks and uncertainties described in such documents could harm our business, financial condition, results of operations or growth prospects. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain statements that do not directly or exclusively relate to historical facts and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. As a general matter, forward-looking statements reflect our current expectations and projections relating to our industry, financial condition, results of operations, plans, objectives, future performance and business. We generally identify forward looking statements by terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “projects,” “forecasts,” or the negative version of those words or other comparable words, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Any forward-looking statements contained in or incorporated into this prospectus are based upon our historical performance, current plans, estimates, expectations and other factors we believe are appropriate under the circumstances. The inclusion of this forward-looking information should not be regarded as a representation by us, any underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from those indicated in these statements.

The following uncertainties and factors, among others (including the “Risk Factors” incorporated by reference into this prospectus from our most recent Annual Report on Form 10-K and any subsequent annual or quarterly reports we file with the SEC subsequent to the date of this prospectus), could affect our future performance and cause actual results to differ materially from those expressed or implied by forward-looking statements:

•	our expectations regarding our revenues, expenses and operations and our ability to sustain profitability;

•	our ability to recruit and retain qualified executive search consultants to staff our operations appropriately;

•	our ability to expand our customer base and relationships, especially given the off-limit arrangements we are required to enter into with certain of our clients;

•	declines in the global economy and our ability to execute successfully through business cycles;

•	our anticipated cash needs;

•	our anticipated growth strategies and sources of new revenues;

•	unanticipated trends and challenges in our business and the markets in which we operate;

•	social or political instability in markets where we operate;

•	the impact of foreign currency exchange rate fluctuations;

•	price competition;

•	the ability to forecast, on a quarterly basis, variable compensation accruals that ultimately are determined based on the achievement of annual results;

•	the mix of profit and loss by country;

•	our ability to estimate accurately for purposes of preparing our consolidated financial statements; and

•	our spending of the net proceeds from this offering.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are contained in or incorporated into this prospectus.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. Unless required by law, we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus.

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, we expect to use the net proceeds of the sale of the shares of common stock offered by this prospectus for general corporate purposes, which may include repayment of existing indebtedness, working capital, capital expenditures, acquisitions, joint ventures and stock repurchase programs. As of the date of this prospectus, we have not identified as probable any specific material proposed uses of these proceeds. If, as of the date of any prospectus supplement, we have identified any such uses, we will describe them in the prospectus supplement.

We will not receive any of the proceeds from any sale of shares of common stock offered by this prospectus by the selling stockholder.

SELLING STOCKHOLDER

The stockholder named below may from time to time offer and sell pursuant to this prospectus and one or more applicable prospectus supplements up to an aggregate of 404,767 shares of our common stock. We are registering these shares to permit the selling stockholder to resell the shares when and as he deems appropriate. A substantial majority of the shares of common stock beneficially owned by the selling stockholder has been owned by him since we converted from a limited liability company to a corporation at the time of our initial public offering in 2010.

The following table sets forth:

•	the name of the selling stockholder;

•	the number and percent of shares of our common stock that the selling stockholder beneficially owned prior to the offering for resale of the shares under this prospectus;

•	the number of shares of our common stock that may be offered for resale for the account of the selling stockholder under this prospectus; and

•	the number and percent of shares of our common stock to be beneficially owned by the selling stockholder after the offering.

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that the selling stockholder may offer under this prospectus and the number of shares in the column “Shares Beneficially Owned After the Offering” assumes that all of the shares that may be offered by the selling stockholder under this prospectus are sold. We do not know how long the selling stockholder will hold the shares before selling them or how many shares he will sell, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares that may be offered under this prospectus.

We have determined beneficial ownership in accordance with SEC rules. The number of shares beneficially owned prior to the offering is as of July 28, 2014, and the applicable percentages of beneficial ownership (both prior to and after the offering) are based on an aggregate of 7,247,776 shares of our common stock issued and outstanding as of that date. Brian M. Sullivan is our Chief Executive Officer and a director. The address for the selling stockholder is c/o CTParners Executive Search Inc., 1166 Avenue of the Americas, 3rd Floor, New York, New York 10036.

	Shares Beneficially Owned Prior to Offering		Number of Shares	Shares Beneficially Owned After Offering
Stockholders	Number	Percent	Being Offered	Number	Percent
Brian M. Sullivan (1)	1,214,300	16.8%	404,767	809,533	11.2%

Totals:	1,214,300	16.8%	404,767	809,533	11.2%

(1)	Of which 1,180,204 shares are held by Revenant, Inc., which is wholly owned by Mr. Sullivan.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law (“DGCL”).

General

Our authorized capital stock consists of 15,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share, the rights and preferences of which may be established from time to time by our board of directors.

As of July 28, 2014, we had 7,680,635 shares issued and 7,247,776 outstanding shares of common stock held by 57 holders of record. The number of shares of our common stock outstanding as of such date does not include (i) 215,777 shares of common stock issuable upon the vesting of restricted stock units outstanding and 297,599, shares of common stock issuable upon the exercise of stock options outstanding, which options had a weighted average exercise price of $6.48 per share, or (ii) an additional 183,644 shares of common stock that are reserved for future grants, awards or sale under our 2010 equity incentive plan.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of our common stock do not have any cumulative voting rights in the election of our directors. Except as required by law or our certificate of incorporation and bylaws, the vote of a majority of the shares represented in person or by proxy at any meeting at which a quorum is present is sufficient for the transaction of any business at a meeting. Subject to preferences held by, or that may be granted to, any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock, in one or more series, each series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as our board of directors determines. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We currently have no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies. Our board of directors is elected annually to serve until the next annual meeting of stockholders. Our certificate of incorporation provides that directors may be removed only for cause and then only by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The limitations on removal of directors and treatment of vacancies has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No Written Consent of Stockholders. Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders. Our certificate of incorporation and bylaws provide that only a majority of the members of our board of directors then in office, our Chairman of the Board, or our Chief Executive Officer may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements. Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the Company’s proxy statement for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws. As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to the issuance of undesignated preferred stock, the amendment of our bylaws, removal of directors, stockholder action, and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock. Our certificate of incorporation provides for 1,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Limitation of Liability and Indemnification Matters. Our certificate of incorporation and bylaws include provisions that limit the liability of our officers and directors for monetary damages for breach of their fiduciary duty as officers and directors, except for liability that cannot be eliminated under the DGCL. Any amendment or repeal of these provisions will require the affirmative vote of at least 75% of the outstanding shares entitled to vote on such amendment or repeal, and any such amendment or repeal shall be prospective only. Our certificate of incorporation and bylaws also provide that officers and directors will be indemnified to the fullest extent permitted under Delaware law, including against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Anti-takeover Effects of Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the date that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203 of the DGCL, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), shares owned by persons who are directors and also officers, and employee stock plans, in some instances.

Section 203 of the DGCL defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of ten percent (10%) or more of either the aggregate market value or all of the assets of the corporation, or the aggregate market value of all of its outstanding stock;

•	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interest stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 of the DGCL defines an interested stockholder as any entity or person beneficially owning fifteen percent (15%) or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of, and do not currently intend to opt out of, this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Listing

Our common stock is listed on the NYSE MKT under the symbol “CTP.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

PLAN OF DISTRIBUTION

We and the selling stockholder may sell securities in any of the ways described below or in any combination thereof:

•	to or through underwriters, brokers or dealers;

•	through one or more agents; or

•	directly to purchasers or to a single purchaser.

The distribution of the securities may be effected from time to time in one or more transactions:

•	directly to purchasers or to a single purchaser.

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Each prospectus supplement will describe the method of distribution of the securities and any applicable restrictions.

The prospectus supplement with respect to each offering will describe the terms of the offering of the securities, including the following:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the offered securities and the proceeds we will receive from the sale;

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation; and

•	any initial offering price (if a fixed price offering) and any discounts or concessions allowed or reallowed or paid to dealers.

Any common stock sold by us pursuant to this prospectus and applicable prospectus supplement will be approved for trading, upon notice of issuance, on the NYSE MKT or such other stock exchange that our securities are trading upon.

The selling stockholder may also sell resale shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Only the agents or underwriters named in each prospectus supplement are agents or underwriters in connection with the securities being offered thereby.

Agents, underwriters and other third parties described above may be entitled to indemnification by us and the selling stockholder, as applicable, against certain civil liabilities, including liabilities under the Securities Act, or to contribution from us with respect to payments which the agents, underwriters or third parties may be required to make in respect thereof.

We and the selling stockholder may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase shares of common stock from us or the selling stockholder at the public offering price set forth in an applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we and the selling stockholder must pay for solicitation of these contracts in the applicable prospectus supplement.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us, or from the selling stockholder, as the case may be, or purchasers (as their agents in connection with the sale of the shares of common stock). In addition, underwriters may sell the shares of common stock to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agent. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions, or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. Each applicable prospectus supplement will identify any such underwriter, dealer or agent, and describe any compensation received by them from us or the selling stockholder. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Agents, underwriters and such other third parties may be customers of, engage in transactions with, or perform services for us or the selling stockholder in the ordinary course of business. We and the selling stockholder may also use underwriters or such other third parties with whom we or such selling stockholder have a material relationship. We will describe the nature of any such relationship in the applicable prospectus supplement.

Certain persons participating in an offering may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Overallotment involves sales in excess of the offering size, which create a short position. We and the selling stockholders may grant any underwriters who participate in a distribution of the securities an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters or other persons may discontinue any of the activities at any time.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Baker & Hostetler LLP, Cleveland, Ohio. Certain legal matters in connection with this offering will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements incorporated by reference into this prospectus and the registration statement from our Annual Report on Form 10-K for the year ended December 31, 2013 have been audited by McGladrey LLP, an independent registered public accounting firm, as stated in their report incorporated by reference herein, and are incorporated by reference herein in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act that registers the shares of our common stock to be offered pursuant to this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, you should refer to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in or incorporated by reference into this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement or one of our filings with the SEC that is incorporated by reference into the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement contained in or incorporated by reference into this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the Exchange Act and, in accordance therewith, file reports and other information with the SEC. The registration statement, reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we file electronically with the SEC. The information we file with the SEC is also available on our website, www.ctnet.com. Our website, and the information contained on or accessible through our website, is not part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in or incorporated into this prospectus.

We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date hereof and the termination of the offering pursuant to this prospectus (other than any information “furnished” rather than “filed”):

(a)	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2013, filed with the SEC on March 12, 2014 (SEC File No. 001-34993).

(b)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, filed with the SEC on May 8, 2014, and June 30, 2014, filed with the SEC on July 30, 2014 (SEC File No. 001-34993).

(c)	Our Current Report on Form 8-K, filed with the SEC on June 20, 2014 (SEC File No. 001-34993).

(d)	The description of our common stock contained in our Registration Statement on Form 8-A, registering our common stock under the Exchange Act, filed with the SEC on December 12, 2010 (SEC File No. 001-34993), as supplemented by the “Description of Capital Stock” found on page 7 of this prospectus and including any amendments or reports filed for the purpose of updating such description.

We also incorporate by reference all documents we file (but not furnish) with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the filing date and effective date of this registration statement.

We will provide a copy of these filings at no cost upon request. You may request a copy of these filings by writing us at 1166 Avenue of the Americas, 3rd Floor, New York, NY 10036 or telephoning us at (212) 588-3500.

$12,500,000

CTPartners Executive Search Inc.

$             per share

PROSPECTUS SUPPLEMENT

Craig-Hallum Capital Group

The date of this prospectus supplement is                     , 2015